Filed Pursuant to Rule 433

Registration No. 333-281967

September 9, 2026

Final Term Sheet

$700,000,000 6.750% Series A Junior Subordinated Notes due 2056

$800,000,000 7.000% Series B Junior Subordinated Notes due 2056

Issuer:	Plains All American Pipeline, L.P.

Aggregate Principal Amount:	$1,500,000,000

Principal Amount:

$700,000,000 aggregate principal amount of 6.750% Series A Junior Subordinated Notes due 2056 (the “Series A Notes”)

$800,000,000 aggregate principal amount of 7.000% Series B Junior Subordinated Notes due 2056 (the “Series B Notes” and, together with the Series A Notes, the “Notes”)

Ratings*:	Moody’s: - Series A Notes: Baa3 - Series B Notes: Baa3 S&P: - Series A Notes: BB+ - Series B Notes: BB+ Fitch: - Series A Notes: BB+ - Series B Notes: BB+

Security Type:	Junior Subordinated Notes

Legal Format:	SEC-registered

Pricing Date:	September 9, 2026

Settlement Date (T+3):	September 14, 2026

Ranking:	The Notes will be our unsecured obligations and will rank junior and subordinate in right of payment to the prior payment of our existing and future Senior Indebtedness (as defined in the Preliminary Prospectus Supplement, dated September 9, 2026, relating to the Notes (the “Preliminary Prospectus”)) to the extent and in the manner set forth under “Description of the notes—Subordination” in the Preliminary Prospectus. The Notes will not be guaranteed by any of our subsidiaries. The Notes will rank equally in right of payment with any future unsecured indebtedness that we may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment. The Notes will be effectively subordinated in right of payment to any secured indebtedness we have incurred or may incur (to the extent of the value of the collateral securing such secured indebtedness) and will also be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Delivery:	The Notes of each series will be represented by one or more permanent global certificates in fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company.

Maturity Date:	Series A Notes: December 15, 2056 Series B Notes: December 15, 2056

Coupon:

The Series A Notes will bear interest (i) from and including September 14, 2026 to, but excluding, December 15, 2031 (the “Series A First Reset Date”) at the rate of 6.750% per annum and (ii) from and including the Series A First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus) at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus) plus a spread of 2.141%, to be reset on each Reset Date (as defined in the Preliminary Prospectus); provided that the interest rate during any Reset Period will not reset below 6.750% per annum (which equals the initial interest rate on the Series A Notes).

The Series B Notes will bear interest (i) from and including September 14, 2026 to, but excluding, December 15, 2036 (the “Series B First Reset Date”) at the rate of 7.000% per annum and (ii) from and including the Series B First Reset Date, during each Reset Period at a rate per annum equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.167%, to be reset on each Reset Date; provided that the interest rate during any Reset Period will not reset below 7.000% per annum (which equals the initial interest rate on the Series B Notes).

Public Offering Price:	Series A Notes: 100.000% Series B Notes: 100.000%

Net Proceeds (after deducting the underwriting discount):	Series A Notes: $693,000,000 Series B Notes: $792,000,000

Interest Payment Dates:	June 15 and December 15, beginning on June 15, 2027

Reset Date:	Series A Notes: The Series A First Reset Date and December 15 of every fifth year after 2031 Series B Notes: The Series B First Reset Date and December 15 of every fifth year after 2036

CUSIP / ISIN:	Series A Notes: 726503AF2 / US726503AF21 Series B Notes: 726503AG0 / US726503AG04

Optional Interest Deferral:

The terms of each series of Notes will provide that so long as no event of default (as defined in the Preliminary Prospectus) with respect to the Notes of such series has occurred and is continuing, we may, at our option, defer interest payments on such series of Notes, from time to time, for one or more deferral periods of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus) applicable to such series of Notes each (each such deferral period, commencing on the interest payment date on which the first such deferred interest payment otherwise would have been made, an “Optional Deferral Period”), except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes of such series or end on a day other than the day immediately preceding an interest payment date applicable to such series of Notes. In other words, with respect to each series of Notes, we may declare at our discretion up to a ten-year interest payment moratorium and may choose to do that on one or more occasions. No interest will be due or payable on the Notes of such series during an Optional Deferral Period, unless we elect, at our option, to redeem any Notes of such series on any redemption date during such Optional Deferral Period, in which case all accrued and unpaid interest on the Notes of such series to be redeemed to, but excluding, such redemption date will be due and payable on such redemption date, or unless the principal of and interest on the Notes of such series shall have been declared due and payable as the result of an event of default with respect to the Notes of such series, in which case, all accrued and unpaid interest, including, to the extent permitted by applicable law, any interest on the deferred interest (“compound interest”), on the Notes of such series shall become due and payable. We may elect, at our option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Notes of such series) and to shorten the length of any Optional Deferral Period. With respect to each series of Notes, we cannot begin a new Optional Deferral Period until we have paid all accrued and unpaid interest on the Notes of such series from any previous Optional Deferral Periods. During any Optional Deferral Period applicable to a series of Notes, interest on the applicable series of Notes will continue to accrue at the then-applicable interest rate on the Notes of such series (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes of such series). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the Notes with respect to the Notes of either series (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes of such series), compounded semi-annually, to the extent permitted by applicable law.

Certain Restrictions During an Optional Deferral Period:	During any Optional Deferral Period, with respect to the Notes of either series, we (and our subsidiaries, as applicable) may not do any of the following (subject to certain exceptions): (i) declare or pay dividends or distributions on any of our capital stock, (ii) redeem, purchase, acquire or make a liquidation payment with respect to any of our capital stock, (iii) pay any principal, interest or premium on, or repay, repurchase or redeem, any of our indebtedness that ranks equally with or junior to the Notes of such series in right of payment, or (iv) make any payments with respect to any guarantees by us of any indebtedness if such guarantees rank equally with or junior to the Notes of such series in right of payment.

Optional Redemption:

The terms of each series of Notes will provide that at our option, we may redeem some or all of the Notes of such series before their maturity, as follows:

•       in whole or from time to time in part, (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date (as defined in the Preliminary Prospectus) applicable to the Notes of such series and ending on (and including) such First Reset Date and (ii) after such First Reset Date, on any applicable interest payment date, in each case at a redemption price in cash equal to 100% of the principal amount of the Notes of such series to be redeemed, plus, subject to the terms described in the first paragraph under “Description of the notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus, accrued and unpaid interest on the Notes of such series to be redeemed to, but excluding, such redemption date;

•      in whole, but not in part, at any time within 120 days after the occurrence of a Tax Event (as defined in “Description of the notes—Redemption—Redemption Following a Tax Event” in the Preliminary Prospectus) at a redemption price in cash equal to 100% of the principal amount of the Notes of such series to be redeemed, plus, subject to the terms described in the first paragraph under “Description of the notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus, accrued and unpaid interest on the Notes of such series to be redeemed to, but excluding, such redemption date; and

•      in whole, but not in part, at any time during the continuance of and, in any event, within 120 days after the occurrence of, a Rating Agency Event (as defined in the Preliminary Prospectus) at a redemption price in cash equal to 102% of the principal amount of the Notes of such series to be redeemed, plus, subject to certain terms accrued and unpaid interest on the Notes of such series to be redeemed to, but excluding, such redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Truist Securities, Inc.

Barclays Capital Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Manager:	Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about September 14, 2026, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, and Truist Securities, Inc. toll-free at 1-800-685-4786.

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